May 16, 2025

William Alessi
President, Chief Executive Officer and Director
Alpha Modus Holdings, Inc.
20311 Chartwell Center Dr., #1469
Cornelius, NC 28031

       Re: Alpha Modus Holdings, Inc.
           Registration Statement on Form S-1
           Filed May 9, 2025
           File No. 333-287110
Dear William Alessi:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Isabel Rivera at 202-551-3518 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Lance Brunson